U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                             _____________________


                             AMENDMENT NUMBER 2 TO
                                   FORM 10-SB
                             _____________________



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              _____________________


                            PARQUE LA QUINTA ESTATES
                 (Name of Small Business Issuer in its charter)


            Nevada                                               88-0409165
_______________________________                              ___________________
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


   6767 W. Tropicana Avenue, Suite 207
        Las Vegas, Nevada                                               89103
________________________________________                              __________
(Address of principal executive offices)                              (Zip code)


Issuer's telephone number: (702) 248-1027


Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 Common Stock
                               __________________
                                (Title of Class)

                                TABLE OF CONTENTS
                                                                            Page
PART I

Item 1.   Description of Business

Item 2.   Plan of Operation

Item 3.   Description of Property

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and
            Related Transactions

Item 8.   Description of Securities

PART II

Item 1.   Market for Common Equities and Related Stockholder
          Matters

Item 2.   Legal Proceedings

Item 3.   Changes in and Disagreements with Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers

PART F/S

          Financial Statements

PART III

Item 1.   Index to Exhibits

          Signatures


                                       2.

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS

                  Parque La Quinta Estates (the "Company") was incorporated on October 29, 1992 under the laws of the State of Nevada. We had intended to form subsidiaries and general partnerships and limited partnerships which would be a developer and builder of affordable single-family houses and condominiums in Southern California. We intended to have homes of high quality construction and many amenities such as mirrored glass wardrobe closets, berber carpet, tiled kitchen counters and floors, intercom, wiring for cable television, telephones and security system fireplaces, vaulted ceilings and skylights. We were going to concentrate our building activities in La Quinta, California, area of the Coachella Valley, where population growth and job creation were expected to increase significantly faster than population growth and job creation in the United States as a whole. We intended to acquire city in-fill lots, primarily between the City limit lines and The Village at La Quinta, California areas of the Coachella Valley, California, demolish and clear the lots, obtain the necessary permits, construct single-family attached housing, and sell the constructed units. We were going to seek to acquire parcels of land that range from 7,000 square feet to 28,000 square feet to develop additional 7 to 28-unit affordable attached single-family complexes.

                  Between October 29, 1992 and approximately February 1, 1993, the Company investigated certain business opportunities but did not commence any activities in connection with its development and building activities. As at December 31, 1993, all funds raised by the sale of shares in order to fulfil our initial objective had been expended and we, thereafter became dormant. From February 1, 1993 until the present, we were inactive and could be deemed to be a so-called "shell" company, whose only purpose at this time is to determine and implement a new business purpose.

                  As of the date hereof, the Company can be defined as a "shell" company, an entity which is generally described as having no or nominal operations and with no or nominal assets or assets consisting solely of cash and cash equivalents. As a shell company, our sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

                  Also, as of the date hereof, based upon our proposed future business activities, we may also be deemed a "blank check" company. The Securities and Exchange Commission definition of such a company as a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and is issuing "penny stock."

                  A "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation
(iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.


                                       3.

                  We became a reporting company on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. In addition, we became a reporting company to enhance investor protection and to provide information if a trading market commences. Only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators are permitted to be quoted on the OTC Bulletin Board System.

Risk Factors

                  Our business is subject to numerous risk factors, including the following:

1. We have had no operating history nor any revenues or earnings from operations and we are insolvent.

                  We have no assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

                  Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from stockholders, officers and directors to meet our limited operating expenses. We are insolvent in that we are unable to pay our debts in the ordinary course of business as they become due.

2.   Our proposed plan of operation is speculative.

                  The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be


                                       4.

no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

3.   We face intense competition for business opportunities and combinations.

                  We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be our desirable target candidates. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

4. We have no agreements for a business combination or other transaction and have established no standards for a business combination.

                  We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for our evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or


                                       5.

no potential for earnings, limited assets, negative net worth or other negative characteristics.

5. Our success is dependent on management that has other full time employment, has limited experience and will only devote limited part time working for the Company that makes our future even more uncertain.

                  None of our officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and its likelihood of continuing operations.

6. The reporting requirements under federal securities law may delay or prevent us from making certain acquisitions.

                  Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

                  In addition to the audited financial statements, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we will be required to include that information that is normally reported by a company in a Form 10 or Form 10-SB. The time and additional costs that may be incurred by some target entities to prepare and disclose such information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.


                                       6.

7. The Investment Company Act of 1940 creates a situation wherein we would be required to register and could be required to incur substantial additional costs and expenses.

                  Although we will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combination that result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

8. Our present management most likely will not remain after we complete a business combination.

                  A business combination involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of the Company's Common Stock held by them, and/or resign as members of the Board of Directors. The resulting change in our control could result in removal of one or more present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

9. At the time we do any business combination, each shareholder will most likely hold a substantially lesser percentage ownership in the Company.

                  Our current primary plan of operation is based upon a business combination with a private concern that, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of our previously authorized and unissued Common Stock would result in reduction in percentage of shares owned by our present and prospective shareholders and may result in a change in our control or in our management.


                                       7.

10. As a shell company, we face substantial additional adverse business and legal consequences.

                  We may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

                  On June 29, 2005, the Securities and Exchange Commission adopted final rules amending the Form S-8 and the Form 8-K for shell companies like us. The amendments expand the definition of a shell company to be broader than a company with no or nominal operations/assets or assets consisting of cash and cash equivalents, the amendments prohibit the use of a From S-8 (a form used by a corporation to register securities issued to an employee, director, officer, consultant or advisor), under certain circumstances, and revise the Form 8-K to require a shell company to include current Form 10 or Form 10-SB information, including audited financial statements, in the filing on Form 8-K that the shell company files to report the acquisition of the business opportunity. This initial filing is within four days of the acquisition. The Form 8-K filing may be reviewed by the Securities and Exchange Commission and the prospects of certain disclosures or review or the lack of the ability to issue securities using a Form S-8 may delay the consummation of a business combination because of the target entities inability to comply with various federal and state laws enacted for the protection of investors or the unwillingness to assume the significant costs of compliance.

11. The requirement of audited financial statements may disqualify business opportunities.

                  Our management believes that any potential business opportunity must provide audited financial statements for review, for the


                                       8.

protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

12. Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

                  Our principal shareholders, Bonita R. Alvarez, Deborah J. Koeberl and Gary W. Koeberl currently own approximately 66% of our Common Stock. They will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, they are directors and will be able to elect all of the members of our board of directors, allowing them to exercise significant control of our affairs and management. In addition, they may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

13. Our Common Stock may never be public traded and you may have no ability to sell the shares.

                  There is no established public trading market for our shares of Common Stock.

                  There can be no assurance that a market for our Common Stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our Common Stock you may be unable to sell them. Accordingly, you should be able to bear the financial risk of losing your entire investment.

                  Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless an exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws. The OTC Bulletin Board will not charge us with a fee for being quoted on the service. NASD rules prohibit market makers


                                       9.

from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. The NASD Regulation, Inc. will review the market maker's application (unless an exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

                  The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities - a regulated quotation service - that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchanges. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

                  We have been assigned a trading symbol by the NASD and the assigned symbol is PQLQ. However, there is no assurance that our Common Stock will be accepted for listing on the OTC Bulletin Board or in any other trading system.

14. If our Common Stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our Common Stock.

                  The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

15. Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws or if we are determined to be a "blank check" company.


                                      10.

                  There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

                  Current shareholders, and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

                  Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our initial shareholders, because they originally paid $.01 for each share, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

                  (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

                  (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

                  (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

                  (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

                  (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.


                                      11.

                  Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

                  Alaska           Nevada               Tennessee
                  Arkansas         New Mexico           Texas
                  California       Ohio                 Utah
                  Delaware         Oklahoma             Vermont
                  Florida          Oregon               Washington
                  Georgia          Pennsylvania
                  Idaho            Rhode Island
                  Indiana          South Carolina
                  Nebraska         South Dakota

                  Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.

                  We do not have any legal opinions as it relates to whether we are a blind pool or blank-check company. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the applicable of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

                  If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the Common Stock, unless there exists a transactional or security exemption for such sale


                                      12.

under the Securities Act of 1933, as amended. Current shareholders and person who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that the we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.


                  The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.


16. Our Common Stock may be subject to significant restriction on resale due to federal penny stock restrictions.

                  The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

                  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our Common Stock may find it difficult to sell their securities, if at all.


                                      13.

ITEM 2.  PLAN OF OPERATION

                  The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company and our officers and directors have not enter into any negotiations or preliminary discussions regarding the possibility of an acquisition or merger between the Company and such other company as of the date hereof.

General Business Plan

                  Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of a company who has complied with the 1934 Act. We will not restrict its search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.

                  We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

                  We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders.


                                      14.

                  We have made no determination as to whether we will continue to file periodic reports since our obligation to file such reports is not required under the 1934 Act. Bonita R. Alvarez, an officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that she is an officer and director of the Company when the obligation is incurred. It is our present intent to continue to comply with all of the reporting requirements under the 1934 Act.

                  It is anticipated that we will incur nominal expenses in the implementation of its business plan described herein. Because we have no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate.

Acquisition of Opportunities

                  In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders or may sell their stock in the Company.

                  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. It is anticipated that it will also be a method of taking a private company public known as a "back door" 1934 Act registration procedure.

                  While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code.


                                      15.

                  We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

                  Our present intent is that we will not acquire or merge with any entity which cannot provide independent audited financial statements at the time of closing of the proposed transaction and supply other information that is normally disclosed in filings with the Securities and Exchange Commission. We are subject to all of the reporting requirements included in the 1934 Act. These rules are intended to protect investors by detering fraud and abuse in the securities markets through the use of shell companies. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. In addition, in the filing of the Form 8-K that we file to report an event that causes us to cease being a shell company, we are required to include that information that is normally reported by a company in its original Form 10 or Form 10-SB.

Accounting for a Business Combination

                  In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified an recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles is more than its fair value. Goodwill is the excess of the acquisition costs of the acquired entity over the fair value of the identifiable net assets acquired. The Company is required to test goodwill and intangible assets that are determined to have an indefinite life for impairments at least annually. The provisions of SFAS No. 142 require the completion of an annual impairment test with any impairment recognized in current earnings. The provisions of SFAS No. 141 and SFAS No. 142 may be applicable to any business combination that we may enter into in the future.

                  We have also been informed that most business combinations will be accounted for as a reverse acquisition with us being the surviving registrant. As a result of any business combination, if the acquired entity's shareholders will exercise control over us, the transaction will be deemed to be a capital transaction where we are treated as a non-business entity. Therefore, the accounting for the business combination is identical to that resulting from a reverse merger, except no goodwill or other intangible assets will be recorded. For accounting purposes, the acquired entity will be treated as the accounting acquirer and, accordingly, will be presented as the continuing entity.

Competition

                  We will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.


                                      16.

Investment Company Act of 1940

                  Although we will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, our management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in the Company holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Employees

                  We have no full time or part-time employees.

                  None of the officers and directors anticipates devoting more than ten (10%) percent of his or her time to Company activities. Our President and Secretary have agreed to allocate a portion of said time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers.

ITEM 3.           DESCRIPTION OF PROPERTY

                  We have no properties and at this time has no agreements to acquire any properties.

                  We presently occupies office space at 6767 Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103. This space is provided to the Company by our resident agent on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.


                                      17.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  (a) Security Ownership of Certain Beneficial Owners.

                  The following table sets forth the security and beneficial ownership for each class of our equity securities for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                   Name and                    Amount and
                   Address of                  Nature of
                   Beneficial                  Beneficial     Percent
Title of Class       Owner                       Owner        of Class
______________________________________________________________________

Common             Bonita R. Alvarez           550,000         25.00%
                   7162 Acorn Court
                   Las Vegas, NV 89147

Common             Deborah J. Koeberl          550,000         25.00%
                   29243 Palm View Lane
                   Highland, CA 92346

Common             Gary W. Koeberl             350,000         16.00%
                   29243 Palm View Lane
                   Highland, CA 92346

Common             All Officers and            1,450,000       66.00%
                   Directors as a Group
                   (three [3] individuals)

                  The total of the Company's outstanding Common Shares are held by 25 persons.

                  (b) Security Ownership of Management.

                  The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all of our directors and officers.


                                      18.

                   Name and                    Amount and
                   Address of                  Nature of
                   Beneficial                  Beneficial     Percent
Title of Class       Owner                       Owner        of Class
______________________________________________________________________

Common             Bonita R. Alvarez              550,000      25.00%
                   7162 Acorn Court
                   Las Vegas, NV 89147

Common             Deborah J. Koeberl             550,000      25.00%
                   29243 Palm View Lane
                   Highland, CA 92346

Common             Gary W. Koeberl                350,000      16.00%
                   29243 Palm View Lane
                   Highland, CA 92346

Common             All Officers and             1,450,000      66.00%
                   Directors as a Group
                   (three [3] individuals)

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                  Our directors and officers (and promoters, affiliates and control persons) are as follows:

                  Name                  Age           Position
                  __________________________________________________

                  Bonita R. Alvarez      45     President/Director

                  Deborah J. Koeberl     33     Secretary/Treasurer/
                                                Director

                  Gary W. Koeberl        35     Director

                  The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.


                                      19.

Resumes

Bonita R. Alvarez

                  Bonita R. Alvarez is the President and a Director of the Company. From 1986 to 1991, she was employed by Las Vegas Events, Inc. as a Special Events and Advertising Coordinator responsible for organizing and coordinating staged events in conjunction with the Las Vegas Convention and Visitors Authority. She was primarily responsibly involved in the production of the National Finals Rodeo, from 1991 to 1996 she was a licensed real estate salesperson working in the southern Nevada and desert region of California and from 1996 to the present, she was employed by Humana Health Plans, Inc. and Las Vegas Insurance Services, Inc. as a licensed insurance agent. She worked within the senior citizen market, specializing in employee benefits, individual health, life and Medicare supplements.

Deborah J. Koeberl

                  Deborah J. Koeberl is the Secretary, Treasurer and a Director of the Company. From 1991 to 1998, she was an Accountant with Koeberl Accounting Services. Responsible for corporate accounting, finance, payroll services and sales tax reporting. From 1998 to present, she was co-owner of an internet services company. She started an internet service company providing assistance to companies and individuals in establishing a presence on the internet by building and servicing websites.

Gary W. Koeberl

                  Gary W. Koeberl is a Director of the Company. From 1990 to 1998, he was employed by Konica, Inc. as a Technician Specialist. He was responsible for managing, purchasing, installing, service operating supplies and parts for several copy machine designs. From 1998 to present, he was co-owner of an internet services company. He started an internet service company providing assistance to companies and individuals in establishing a presence on the internet by building and servicing websites.

Other Offerings.

                  None of the directors, officers, promoters, control persons and affiliates have been a director, officer, promoter, control person or affiliate in any other blank check offering, blind pool offering or shell company.


                                      20.

Conflicts of Interest

                  Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as our officers and directors. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

                  Our officers and directors are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

                  The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.


                                      21.

ITEM 6.           EXECUTIVE COMPENSATION.

                  No officer/director has received any compensation for services rendered to the Company, nor have they received such compensation in the past.

                  It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. None of our directors or officers will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

                  We have no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

                  Bonita R. Alvarez has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.

ITEM 8.  DESCRIPTION OF SECURITIES.

                  The Company's authorized capital stock consists of 25,000,000 shares, par value $.001 per share. We have 2,200,000 Common Shares issued and outstanding as of the date of this filing.

                  All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only


                                      22.

as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                     PART II

ITEM 1.          MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                           (a) Market Price.

                  We have been assigned a trading symbol of PQLQ. There is no active trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets, LLC "Pink Sheets."

                  The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00


                                      23.

per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                  For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.


                                      24.

                  For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

                  Our management intends to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                  (b)  Holders.

                  There are twenty-five (25) holders of the Company's Common Stock. In 1992, we issued 2,200,000, as adjusted for the stock split, of our Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                  As of today, we believe that all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain


                                      25.

limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.


                  We have been informed that the Securities and Exchange Commission believes that all securities issued by a blank check company to individuals in the capacity of management, affiliates, control persons and promoters must be registered for resale with the Commission. Accordingly, our principle shareholders, Bonita R. Alvarez, Deborah J. Koeberl and Gary W. Koeberl will be required to comply with the Securities Act of 1933, as amended, before they may effectuate any resale transactions of their common stock. Any transactions by said shareholders will require compliance with the registration requirements under said Act.


                  (c) Dividends.

                  The Company has not paid any cash dividends to date, and has no plans to do so in the immediate future.

                  (d) Application of California law.

                  Section 2115 of the California General Corporation law, however, provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its "outstanding voting securities" and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of the our common stock may be entitled to one vote for each share of common stock held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of common stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

                  Our existing directors who are also shareholders, acting in harmony, will be able to elect all of the members of our board of directors even if Section 2115 is applicable.


                                      26.

ITEM 2.  LEGAL PROCEEDINGS.

                  There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                  There are no disagreements with the findings of our accountant.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

                  (a) Securities sold.

                  The Company has not sold and issued its securities during the three year period preceding the date.

                  On or about November 8, 1992, the Company authorized the sale and issuance for cash of all of the shares that are outstanding. The Treasurer of the Company acknowledged receipt of the full consideration for the shares on or about November 8, 1992 and the certificates evidencing said shares were executed and delivered on or about said date. The following are the names of 25 issuees and the number of shares purchased by each of them.


                           Name                           Number  of Shares
                           ____                           _________________

                  Bonita R. Alvarez                            550,000
                  Deborah J. Koeberl                           550,000
                  Gary W. Koeberl                              350,000
                  Thomas Stanley Babcock                        40,000
                  Susan Baille                                  25,000
                  Larry Barker                                  25,000
                  Peter John Berzins                            50,000
                  Gerald Alvarez                                30,000
                  Royelda F. Alvarez                            30,000
                  Larry Worlitz                                 50,000
                  Danny Howard Cooper                           40,000
                  Sherri Lynn Cooper                            40,000


                                      27.

                  Matt Shrake                                   30,000
                  Leigh Anne Miller                             20,000
                  Joseph H. Panganiban                          30,000
                  Anita T. Panganiban                           40,000
                  Jamie Mishelle Turner                         30,000
                  Daniel Corey Pfister                          30,000
                  Richard O. Hassan, Jr.                        20,000
                  Beverly S. Warnock                            30,000
                  Richard F. Warnock                            30,000
                  Robert Gonzalez                               40,000
                  Amy Hadley                                    40,000
                  Paul L. Hoover                                40,000
                  Dee A. Hoover                                 40,000
                                                             _________
                                                             2,200,000

                  Each of said shareholders have owned the shares of common stock since November 8, 1992. No additional shares have been sold or issued.

                  All of the shares of Common Stock of the Company have been issued in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

                  All of the shareholders have had a pre-existing personal or business relationship with the Company or its officers and directors, by reason of a time commitment in business projects with the officers of the Company. Further, each of the shareholders have established a pre-existing personal relationship with the officers and directors of the Company.

                  In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:


                                      28.

                  (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

                  (2) When restricted securities are sold, generally there must be a one-year holding period.

                  (3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

                  (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

                  (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

                  (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

                  We have been informed that the Securities and Exchange Commission believes that any selling shareholder who is a promoter, affiliate and/or underwriter of a so-called "blank check" issuer or those individuals acting in the capacity of management, affiliates, control persons and promoters may not have available to them Rule 144 for any resale transaction, regardless of technical compliance because any resale transactions may be deemed to be designed to distribute or redistribute securities to the public without compliance with the Securities Act of 1933, as amended.

                  (b)      Underwriters and other purchasers.

                  There were no underwriters in connection with the sale and issuance of any of our securities.

                  (c)   Consideration.

                  Each of the shares of stock were originally sold for cash. Each shareholder paid $.01 per share for the shares, the Company sold and issued 2,200,000 shares, as adjusted for the stock split, and the aggregate consideration received by the Company was $2,200.00.


                                      29.

                  (d) Exemption from Registration Relied Upon.

                  The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. In addition, we may have also relied upon section 3(b), which was adopted to facilitate the ability of start up companies, such as us, to raise seed capital in limited public offerings up to $1 million.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                      30.

                  We have been informed that the Securities and Exchange Commission will not issue "no action" letters relating to the resale of securities, i.e., a person who has acquired shares of stock in a 4(2) transaction, or either, under the Securities Act of 1933, as amended, and who offers and sells the restricted securities without complying with Rule 144 is to be put on notice by the Securities and Exchange Commission that in view of the broad remedial purposes of the Securities Act of 1933, as amended, and the public policy which strongly supports registration under said act, that those individuals will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and the brokers of other person who participate in the transaction do so at their own risk. The Company has been informed that any indemnification for liabilities arising from such a transaction may also be against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

                  The following audited financial statements for the period ended December 31, 2004 are attached to this report and filed as a part thereof.

         Table of Contents
         Independent Auditors' Report
         Balance Sheet - Assets
         Balance Sheet - Liabilities and Stockholders' Equity
         Statement of Operations
         Statement of Changes in Stockholders' Equity
         Statement of Cash Flows
         Notes to Financial Statements

                  The following unaudited financial statements for the three months ended September 30, 2005 are attached to this report and filed as a part thereof.


         Balance Sheet - Assets
         Balance Sheet - Liabilities and Stockholders' Equity
         Statement of Operations
         Statement of Changes in Stockholders' Equity
         Statement of Cash Flows
         Notes to Financial Statements


                                      31.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                FINANCIAL REPORTS


                                DECEMBER 31, 2004

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      F-1
________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                            F-2

   Statements of Operations                                                  F-3

   Statements of Stockholders' Equity                                        F-4

   Statements of Cash Flows                                                  F-5

   Notes to Financial Statements                                           F-6-9
________________________________________________________________________________

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Parque La Quinta Estates
Las Vegas, Nevada


I have audited the accompanying balance sheets of Parque La Quinta Estates (A Development Stage Enterprise) as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the years ended and the period October 29, 1992 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parque La Quinta Estates (A Development Stage Enterprise) as of December 31, 2004 and the results of its operations and cash flows for the period October 29, 1992 (inception) through December 31, 2004, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Kyle L. Tingle, CPA, LLC


April 29, 2005
Las Vegas, Nevada


                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET

                                                            December 31,     December 31,
                                                                    2004             2003
                                                            ____________     ____________
                                     ASSETS

CURRENT ASSETS
     Cash                                                     $      0         $      0
                                                              ________         ________

            Total current assets                              $      0         $      0
                                                              ________         ________

                   Total assets                               $      0         $      0
                                                              ========         ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                         $      0         $      0
     Officers advances                                           3,320            1,145
                                                              ________         ________

            Total current liabilities                         $  3,320         $  1,145
                                                              ________         ________


STOCKHOLDERS' EQUITY
     Common stock: $.001 par value;
        authorized 25,000,000 shares;
        issued and outstanding:
        2,200,000 shares at December 31, 2004 and 2003:       $  2,200         $  2,200
     Additional paid in capital                                 19,800           19,800
     Accumulated deficit during development stage              (25,320)         (23,145)
                                                              ________         ________

            Total stockholders' equity                        $ (3,320)        $ (1,145)
                                                              ________         ________

                   Total liabilities and
                   stockholders' equity                       $      0         $      0
                                                              ========         ========


                 See Accompanying Notes to Financial Statements.



                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS


                                                                                   Oct. 29, 1992
                                                                                   (inception) to
                                                 December 31,     December 31,      December 31,
                                                         2004             2003          2004
                                                _____________     ____________     _____________

Revenues                                          $        0       $        0       $        0

Cost of revenue                                            0                0                0
                                                  __________       __________       __________

           Gross profit                           $        0       $        0       $        0
General, selling and administrative expenses           2,175               85           25,320
                                                  __________       __________       __________
           Operating (loss)                       $   (2,175)      $      (85) $       (25,320)

Nonoperating income (expense)                              0                0                0
                                                  __________       __________       __________

   Net (loss)                                     $   (2,175)      $      (85)      $  (25,320)
                                                  ==========       ==========       ==========

   Net (loss) per share, basic
   and diluted (Note 2)                           $    (0.00)      $    (0.00)      $    (0.01)
                                                  ==========       ==========       ==========

   Average number of shares
   of common stock outstanding                     2,200,000        2,200,000        2,200,000
                                                  ==========       ==========       ==========


                 See Accompanying Notes to Financial Statements.




                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                            Accumulated
                                                                             (Deficit)
                                       Common Stock          Additional       During
                                  ______________________      Paid-In       Development
                                   Shares        Amount       Capital          Stage
                                  _________     ________     __________     ___________

Issuance of Common Stock,
   November 8, 1992               2,200,000     $ 2,200       $ 19,800       $
Net loss, December 31, 1992                                                      (340)
                                  _________     _______       ________       ________
Balance, December 31, 1992        2,200,000     $ 2,200       $ 19,800       $   (340)
Net loss, December 31, 1993                                                   (21,660)
                                  _________     _______       ________       ________
Balance, December 31, 1993        2,200,000     $ 2,200       $ 19,800       $(22,000)
Net loss, December 31, 1994                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1994        2,200,000     $ 2,200       $ 19,800       $(22,085)
Net loss, December 31, 1995                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1995        2,200,000     $ 2,200       $ 19,800       $(22,170)
Net loss, December 31, 1996                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1996        2,200,000     $ 2,200       $ 19,800       $(22,255)
Net loss, December 31, 1997                                                      (380)
                                  _________     _______       ________       ________
Balance, December 31, 1997        2,200,000     $ 2,200       $ 19,800       $(22,635)
Net loss, December 31, 1998                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1998        2,200,000     $ 2,200       $ 19,800       $(22,720)
Net loss, December 31, 1999                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1999        2,200,000     $ 2,200       $ 19,800       $(22,805)

July 3, 2000, changed from no
    par value to $.001                           (2,200)         2,200
July 3, 2000, forward stock
    100:1                                         2,200         (2,200)

Net loss, December 31, 2000                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2000        2,200,000     $ 2,200       $ 19,800       $(22,890)
Net loss, December 31, 2001                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2001        2,200,000     $ 2,200       $ 19,800       $(22,975)
Net loss, December 31, 2002                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2002        2,200,000     $ 2,200       $ 19,800       $(23,060)
Net loss, December 31, 2003                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2003        2,200,000     $ 2,200       $ 19,800       $(23,145)
Net loss, December 31, 2004                                                    (2,175)
                                  _________     _______       ________       ________
Balance, December 31, 2004        2,200,000     $ 2,200       $ 19,800       $(25,320)
                                  =========     =======       ========       ========


         See Accompanying Notes to Financial Statements.



                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS

                                                                                          Oct. 29, 1992
                                                                                         (inception) to
                                                       December 31,     December 31,       December 31,
                                                               2004             2003               2004
                                                       ____________     ____________     ______________

Cash Flows From
Operating Activities
    Net (loss)                                           $ (2,175)        $   (85)         $ (25,320)
    Adjustments to reconcile net (loss)
         to cash (used in) operating activities:
    Changes in assets and liabilities
    Increase in accounts payable                                0               0                  0
                                                         ________         _______          _________

         Net cash (used in) operating activities         $ (2,175)        $   (85)         $ (25,320)
                                                         ________         _______          _________

Cash Flows From Investing Activities                     $      0         $     0          $       0
                                                         ________         _______          _________

Cash Flows From Financing Activities
Issuance of common stock                                 $      0         $     0          $  22,000
Increase in officer advances                                2,175              85              3,320
                                                         ________         _______          _________

         Net cash provided by financing activities       $  2,175         $    85          $  25,320
                                                         ________         _______          _________

         Net increase (decrease) in cash                 $      0         $     0          $       0

Cash, beginning of period                                $      0         $     0          $       0
                                                         ________         _______          _________

Cash, end of period                                      $      0         $     0          $       0
                                                         ========         =======          =========

SUPPLEMENTAL INFORMATION

Interest paid                                            $      0         $     0          $       0
                                                         ========         =======          =========
Income taxes paid                                        $      0         $     0          $       0
                                                         ========         =======          =========


                 See Accompanying Notes to Financial Statements.


                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Parque La Quinta Estates ("Company") was organized October 29, 1992 under the laws of the State of Nevada. The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2004.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued SFAS No. 132 (revised 2003), EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. The statement does not change the measurement or recognition of those plans required by SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS, SFAS No. 88, EMPLOYERS' ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION BENEFITS, and SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The revised statement retains the disclosure requirements contained in the original SFAS No. 132 and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The revised statement is effective for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (revised) did not affect our financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share Based Payment." This statement is a revision to SFAS 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005.

SFAS 123R permits public companies to choose between the following two adoption methods:

     1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or

     2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As we do not currently have share based payments, we expect no impact to the financial statements due to the adoption of SFAS 123R.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On November 8, 1992, the Company authorized and issued 2,200,000 shares of common stock in consideration of $22,000 in cash.

On June 29, 2000, the Company's shareholders approved an amendment to the Articles of Incorporation to increase its capitalization and to forward split of its common stock at one hundred shares for one share of the existing shares.

On July 3, 2000, the State of Nevada approved the Company's Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000 common shares to 25,000,000 common shares. The no par value was changed to $0.001 per share. The number of common stock shares outstanding increased from 22,000 to 2,200,000. Prior period information has been restated to reflect the stock split

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during 2004, 2003 and since inception. As of December 31, 2004 and 2003 and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of December 31, 2004 and 2003 is as follows:

                                                          2004        2003
                                                         _______     _______

             Net operating loss carryforward             $ 8,862     $ 8,101
             Valuation allowance                          (8,862)     (8,101)
                                                         _______     _______
             Net deferred tax asset                      $     0     $     0
                                                         =======     =======

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 3.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

                                                                      Since
                                                  2004     2003     Inception
                                                 ______    ____     _________
             Tax at statutory rate (35%)         $ 761     $ 30      $ 8,862
             Increase in valuation allowance      (761)     (30)      (8,862)
                                                 ______    ____      _______

             Net deferred tax asset              $   0     $  0      $     0
                                                 =====     ====      =======

The net federal operating loss carry forward will expire in 2024. This carry forward may be limited upon the consummation of a business combination under IRC
Section 381.

NOTE 4.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. The registered agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 6.  OFFICERS ADVANCES

The Company incurred costs of incorporation and other fees prior to the issuance of stock. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                FINANCIAL REPORTS

                               SEPTEMBER 30, 2005
                                DECEMBER 31, 2004

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                    CONTENTS







________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                            F-1

   Statements of Operations                                                  F-2

   Statements of Stockholders' Equity                                        F-3

   Statements of Cash Flows                                                  F-4

   Notes to Financial Statements                                           F-5-8
________________________________________________________________________________


                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET

                                                           September 30,     December 31,
                                                                    2005             2004
                                                           _____________     ____________
                                     ASSETS

CURRENT ASSETS
     Cash                                                     $      0         $      0
                                                              ________         ________

            Total current assets                              $      0         $      0
                                                              ________         ________

                   Total assets                               $      0         $      0
                                                              ========         ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                         $      0         $      0
     Officers advances                                           4,600            3,320
                                                              ________         ________

            Total current liabilities                         $  4,600         $  3,320
                                                              ________         ________


STOCKHOLDERS' EQUITY
     Common stock: $.001 par value;
        authorized 25,000,000 shares;
        issued and outstanding:
        2,200,000 shares at December 31, 2004 and
        September 30, 2005:                                   $  2,200         $  2,200
     Additional paid in capital                                 19,800           19,800
     Accumulated deficit during development stage              (26,600)         (25,320)
                                                              ________         ________

            Total stockholders' equity                        $ (4,600)        $ (3,320)
                                                              ________         ________

                   Total liabilities and
                   stockholders' equity                       $      0         $      0
                                                              ========         ========


                 See Accompanying Notes to Financial Statements.



                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS


                                                                                   Oct. 29, 1992
                                                                                   (inception) to
                                                September 30,     December 31,     September 30,
                                                         2005             2004          2005
                                                _____________     ____________     _____________

Revenues                                          $        0       $        0       $        0

Cost of revenue                                            0                0                0
                                                  __________       __________       __________

           Gross profit                           $        0       $        0       $        0
General, selling and administrative expenses           1,280            2,175           26,600
                                                  __________       __________       __________
           Operating (loss)                       $   (1,280)      $   (2,175) $       (26,600)

Nonoperating income (expense)                              0                0                0
                                                  __________       __________       __________

   Net (loss)                                     $   (1,280)      $   (2,175)      $  (26,600)
                                                  ==========       ==========       ==========

   Net (loss) per share, basic
   and diluted (Note 2)                           $    (0.00)      $    (0.00)      $    (0.01)
                                                  ==========       ==========       ==========

   Average number of shares
   of common stock outstanding                     2,200,000        2,200,000        2,200,000
                                                  ==========       ==========       ==========


                 See Accompanying Notes to Financial Statements.




                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                            Accumulated
                                                                             (Deficit)
                                       Common Stock          Additional       During
                                  ______________________      Paid-In       Development
                                   Shares        Amount       Capital          Stage
                                  _________     ________     __________     ___________

Issuance of Common Stock,
   November 8, 1992               2,200,000     $ 2,200       $ 19,800       $
Net loss, December 31, 1992                                                      (340)
                                  _________     _______       ________       ________
Balance, December 31, 1992        2,200,000     $ 2,200       $ 19,800       $   (340)
Net loss, December 31, 1993                                                   (21,660)
                                  _________     _______       ________       ________
Balance, December 31, 1993        2,200,000     $ 2,200       $ 19,800       $(22,000)
Net loss, December 31, 1994                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1994        2,200,000     $ 2,200       $ 19,800       $(22,085)
Net loss, December 31, 1995                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1995        2,200,000     $ 2,200       $ 19,800       $(22,170)
Net loss, December 31, 1996                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1996        2,200,000     $ 2,200       $ 19,800       $(22,255)
Net loss, December 31, 1997                                                      (380)
                                  _________     _______       ________       ________
Balance, December 31, 1997        2,200,000     $ 2,200       $ 19,800       $(22,635)
Net loss, December 31, 1998                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1998        2,200,000     $ 2,200       $ 19,800       $(22,720)
Net loss, December 31, 1999                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 1999        2,200,000     $ 2,200       $ 19,800       $(22,805)

July 3, 2000, changed from no
    par value to $.001                           (2,200)         2,200
July 3, 2000, forward stock
    100:1                                         2,200         (2,200)

Net loss, December 31, 2000                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2000        2,200,000     $ 2,200       $ 19,800       $(22,890)
Net loss, December 31, 2001                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2001        2,200,000     $ 2,200       $ 19,800       $(22,975)
Net loss, December 31, 2002                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2002        2,200,000     $ 2,200       $ 19,800       $(23,060)
Net loss, December 31, 2003                                                       (85)
                                  _________     _______       ________       ________
Balance, December 31, 2003        2,200,000     $ 2,200       $ 19,800       $(23,145)
Net loss, December 31, 2004                                                    (2,175)
                                  _________     _______       ________       ________
Balance, December 31, 2004        2,200,000     $ 2,200       $ 19,800       $(25,320)
Net loss, September 30, 2005                                                   (1,280)
                                  _________     _______       ________       ________
Balance, September 30, 2005       2,200,000     $ 2,200       $ 19,800       $(26,600)
                                  =========     =======       ========       ========


         See Accompanying Notes to Financial Statements.



                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS

                                                                                          Oct. 29, 1992
                                                                                         (inception) to
                                                      September 30,     December 31,      September 30,
                                                               2005             2004               2005
                                                      _____________     ____________     ______________

Cash Flows From
Operating Activities
    Net (loss)                                           $ (1,280)        $(2,175)         $ (26,600)
    Adjustments to reconcile net (loss)
         to cash (used in) operating activities:
    Changes in assets and liabilities
    Increase in accounts payable                                0               0                  0
                                                         ________         _______          _________

         Net cash (used in) operating activities         $ (1,280)        $(2,175)         $ (26,600)
                                                         ________         _______          _________

Cash Flows From Investing Activities                     $      0         $     0          $       0
                                                         ________         _______          _________

Cash Flows From Financing Activities
Issuance of common stock                                 $      0         $     0          $  22,000
Increase in officer advances                                1,280           2,175              4,600
                                                         ________         _______          _________

         Net cash provided by financing activities       $  1,280         $ 2,175          $  26,600
                                                         ________         _______          _________

         Net increase (decrease) in cash                 $      0         $     0          $       0

Cash, beginning of period                                $      0         $     0          $       0
                                                         ________         _______          _________

Cash, end of period                                      $      0         $     0          $       0
                                                         ========         =======          =========

SUPPLEMENTAL INFORMATION

Interest paid                                            $      0         $     0          $       0
                                                         ========         =======          =========
Income taxes paid                                        $      0         $     0          $       0
                                                         ========         =======          =========


                 See Accompanying Notes to Financial Statements.


                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Parque La Quinta Estates ("Company") was organized October 29, 1992 under the laws of the State of Nevada. The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a Development Stage Enterprise.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of September, 30, 2005.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued SFAS No. 132 (revised 2003), EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. The statement does not change the measurement or recognition of those plans required by SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS, SFAS No. 88, EMPLOYERS' ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION BENEFITS, and SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The revised statement retains the disclosure requirements contained in the original SFAS No. 132 and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The revised statement is effective for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (revised) did not affect our financial condition or results of operations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share Based Payment." This statement is a revision to SFAS 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005.

SFAS 123R permits public companies to choose between the following two adoption methods:

     1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or

     2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As we do not currently have share based payments, we expect no impact to the financial statements due to the adoption of SFAS 123R.

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005


NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On November 8, 1992, the Company authorized and issued 2,200,000 shares of common stock in consideration of $22,000 in cash.

On June 29, 2000, the Company's shareholders approved an amendment to the Articles of Incorporation to increase its capitalization and to forward split of its common stock at one hundred shares for one share of the existing shares.

On July 3, 2000, the State of Nevada approved the Company's Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000 common shares to 25,000,000 common shares. The no par value was changed to $0.001 per share. The number of common stock shares outstanding increased from 22,000 to 2,200,000. Prior period information has been restated to reflect the stock split

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during 2005, 2004 and since inception. As of September, 30, 2005 and December 31, 2004 and since inception, the Company had no dilutive potential common shares.

NOTE 3.  INCOME TAXES

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company's deferred tax asset as of December 31, 2004 and 2003 is as follows:

                                                          2004        2003
                                                         _______     _______

             Net operating loss carryforward             $ 8,862     $ 8,101
             Valuation allowance                          (8,862)     (8,101)
                                                         _______     _______
             Net deferred tax asset                      $     0     $     0
                                                         =======     =======

                            PARQUE LA QUINTA ESTATES
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005


NOTE 3.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

                                                                      Since
                                                  2004     2003     Inception
                                                 ______    ____     _________
             Tax at statutory rate (35%)         $ 761     $ 30      $ 8,862
             Increase in valuation allowance      (761)     (30)      (8,862)
                                                 ______    ____      _______

             Net deferred tax asset              $   0     $  0      $     0
                                                 =====     ====      =======

The net federal operating loss carry forward will expire in 2024. This carry forward may be limited upon the consummation of a business combination under IRC
Section 381.

NOTE 4.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. The registered agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 6.  OFFICERS ADVANCES

The Company incurred costs of incorporation and other fees prior to the issuance of stock. An officer of the Company has advanced funds on behalf of the Company to pay for these costs. These funds have been advanced interest free.

                                    PART III


ITEM 1.           EXHIBIT INDEX

                                                       Sequential
No.                                                     Page No.

(3)  Articles of Incorporation and Bylaws

     3.1 Articles of Incorporation, as amended (filed as an exhibit to our Form 10KSB, filed with the Securities and Exchange Commission on October 18, 2005)

     3.2 Bylaws (filed as an exhibit to our Form 10KSB, filed with the Securities and Exchange Commission on October 18, 2005)

(23) Consents - Experts

     23.1 Consent of Kyle L. Tingle (filed as an exhibit to our Form 10KSB, filed with the Securities and Exchange Commission on October 18, 2005)


                                      32.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 18, 2006             PARQUE LA QUINTA ESTATES




                                   By: /s/ BONITA R. ALVAREZ
                                       _________________________________
                                       Bonita R. Alvarez
                                       President and Director



                                   By: /s/ DEBORAH J. KOEBERL
                                       _________________________________
                                       Deborah J. Koeberl
                                       Secretary, Treasurer and Director



                                   By: /s/ GARY W. KOEBERL
                                       _________________________________
                                       Gary W. Koeberl
                                       Director


                                      33.